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                                  AMENDMENT
                                  ---------

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                             (Amendment No.  )*

                               Gorman Rupp Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   383082-10-4
                          ----------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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Item 1.

        (a)   Issuer:                           Gorman Rupp Co.
        (b)   Principal executive office:       305 Bowman Street
                                                P. O. Box 1217
                                                Mansfield, OH 44901

Item 2.

       (a)   Person filing:                     National City Corp.
       (b)   Principal business office:         1900 East Ninth Street
                                                Cleveland, Ohio 44114

       (c)   Citizenship:                       United States
       (d)   Class:                             Common Stock
       (e)   CUSIP:                             383082104



Item 3.If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

       Not Applicable

Item 4.      Ownership.

       (a)   Amount beneficially owned as of December 31, 2000:
                        760,825

       (b)   Percent of class: 8.88%

       (c)   (i) Sole power to vote or direct vote: 751,725
             (ii)Shared power to vote or direct vote:0
             (iii)Sole power to dispose or direct disposition: 0
             (vi) Shared power to dispose or direct disposition: 9,100

Item 5.      Ownership of Five Percent or Less of a Class:

             Not Applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person:

             Not Applicable



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Item 7.      Identification and Classification of the Subsidiary Which Acquired
             the Security Being Reported on By the Parent Holding Company:

             Not Applicable

Item 8.      Identification and Classification of Members of the Group:

             Not Applicable

Item 9.      Notice of Dissolution of Group:

             Not Applicable

Item 10.        Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 2, 2001

                                       Date

                                        John P. Rusin
                                       --------------------------------
                                       John P. Rusin